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SEC FILE NUMBER
8-69541

SEC Mail Processing
FEB 01 2024
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2022 (MM/DD/YY) AND ENDING 9/30/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: William K. Woodruff & Co., LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4035 Bowser Ave.
(No. and Street)

Dallas	TX	75219
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Amsberry	214-360-9822	rickamsberry@earthlink.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

325 N. Saint Paul St., #3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William K. Woodruff, III, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of William K. Woodruff & Co., LLC, as of 9/30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: William K Woodruff

Title: President

Lindsay Kerr

Notary Public

LINDSAY KERR
Notary Public, State of Texas
Comm. Expires 03-02-2026
Notary ID 133620633

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Members and
Those Charged With Governance of
William K. Woodruff & Co. LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of William K. Woodruff & Co. LLC (the Company) as of September 30, 2023, the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as

applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company, LLC

This is the initial year we have served as the Company's auditor.

Dallas, Texas
January 24, 2024

WILLIAM K. WOODRUFF & CO, LLC
Statement of Financial Condition
September 30, 2023

ASSETS	
Cash	$ 128,581
Prepaid expenses	1,455
TOTAL ASSETS	$ 130,036
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Accrued interest payable	460
Subordinated loan	70,000
TOTAL LIABILITIES	70,460
MEMBERS' EQUITY	59,576
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 130,036

The accompanying notes are an integral part of these financial statements.

WILLIAM K. WOODRUFF & CO, LLC
Statement of Operations
For the year ended September 30, 2023

Revenues	
Commissions	$ 5,436
Interest Income	1,148
	$ 6,584
Expenses	
Professional fees	39,685
Technology and communications	7,331
General and administrative	7,499
Interest expense	3,926
Regulatory fees	3,235
Compensation	706
Other expenses	269
Total Expenses	62,651
Net loss	$ (56,067)

The accompanying notes are an integral part of these financial statements.

WILLIAM K. WOODRUFF & CO, LLC
Statement of Changes in Members' Equity
For the year ended September 30, 2023

Balance at September 30, 2022	$	52,143
Capital contributions		63,500
Net loss		(56,067)
Balance at September 30, 2023	$	59,576

The accompanying notes are integral part of these financial statements.

WILLIAM K. WOODRUFF & CO, LLC
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the year ended September 30, 2023

Balance at September 30, 2022	$	70,000
Changes		-
Balance at September 30, 2023	$	70,000

The accompanying notes are an integral part of these financial statements.

WILLIAM K. WOODRUFF & CO, LLC

Statement of Cash Flows

For the year ended September 30, 2023

Cash Flows From Operating Activities:	
Net loss	$ (56,067)
Adjustments to reconcile net loss to	
net cash used in operating activities:	
Change in operating assets and liabilities	
Decrease in accounts receivable	650
Increase in prepaid expenses	(279)
Decrease in accrued interest payable	(5,293)
Decrease in accounts payable	(7,778)
Net cash provided (used) in Operating Activities	(68,767)
Cash Flows From Investing Activities:	
Net cash provided (used) in Investing Activities	-
Cash Flows From Financing Activities:	
Capital contributions	63,500
Net cash provided (used) in Financing Activities	63,500
Net decrease in cash	(5,267)
Cash at beginning of year	133,848
Cash at end of year	$ 128,581
Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Interest	$ 9,219
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

WILLIAM K. WOODRUFF & CO, LLC
NOTES TO FINANCIAL STATEMENTS
September 30, 2023

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

William K. Woodruff & Co, LLC (the Company) was formed as a Texas Limited Liability Company in June 2017. The Company became a registered broker-dealer with the Securities and Exchange Commission (SEC) on October 6, 2021, and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.1 7a-5.

The Company's operations currently consist primarily of introducing its customers to another broker/dealer under a Commission Sharing Agreement. The Company plans to engage in firm commitment underwritings, private placements of securities, research, and acting as a consultant for mergers and acquisitions.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Significant Judgements

Revenue from contracts with customers include commissions earned under a Commission Sharing Agreement. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Commissions

The Company does not execute or clear any trades, but rather introduces its customers to another broker/dealer under a Commission Sharing Agreement and is compensated by the other broker/dealer for those transactions. Substantially all of the Company's commissions were derived from trades executed by the other broker/dealer under this arrangement. All commissions are earned on trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, counterparties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated among the members.

The Company is subject to state income taxes.

NOTE B – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of September 30, 2023, The Company had net capital of $128,121 which was $28,121 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.03 to 1.

NOTE C – RELATED PARTY TRANSACTIONS/CONCENTRATION OF REVENUE

One of the members provides office space for the Company at no cost to the Company.

This member generated substantially all of the Company's revenue for the year ended September 30, 2023, and received no compensation. The Company is economically dependent upon the member due to the concentration of revenue generated.

NOTE D – SUBORDINATED LOAN

In July 2021, the Company entered into a Subordinated Loan Agreement ("Subordinated Loan") with an outside party for $70,000. The Subordinated Loan was approved by FINRA in October 2021, making the amount available in computing net capital under the SEC's uniform net capital rule. This Subordinated Loan is non-secured and subordinate to obligations to other vendors and creditors. The loan matures on October 1, 2024, and accrues interest at 7.5%. Accrued interest on the loan totals $460 on September 30, 2023. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE E – COMMITMENTS AND CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

NOTE F – SUBSEQUENT EVENTS

Management has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through December 21, 2023, which is the date the financial statements were available to be issued.

The Company received capital contributions of $63,500 during the year.

Schedule I
WILLIAM K. WOODRUFF & CO, LLC
Supplemental Information
Pursuant to Rule 17a-5
September 30, 2023

Computation of Net Capital

Total members' equity qualified for net capital	$	59,576
Additions		
Allowable subordinated loan		70,000
Total capital and allowable subordinated borrowings		129,576
Deductions / charges		
Non-allowable assets:		
Prepaid expenses		1,455
Net Capital	$	128,121
Aggregate indebtedness		
Accounts payable	$	460
Total aggregate indebtedness	$	460
Computation of basic net capital requirement		
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$	100,000
Net capital in excess of minimum requirement	$	28,121
Ratio of aggregate indebtedness to net capital		.03 to 1

Reconciliation of Computation of Net Capital

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-l 7A-5 as of September 30, 2023.

See accompanying report of independent registered public accounting firm.

Schedule II & III
WILLIAM K. WOODRUFF & CO, LLC
Supplemental Information
Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3
September 30, 2023

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company does not hold customer funds or securities. As a Non-Covered Firm, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Members and
Those Charged With Governance of
William K. Woodruff & Co. LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which William K. Woodruff & Co. LLC (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;
2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to referring customers to a third-party broker-dealer under a Commission Sharing Agreement throughout the most recent fiscal year; and
3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to referring customers to a third-party broker-dealer under a Commission Sharing Agreement and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Sanville & Company, LLC

Dallas, Texas
January 24, 2024

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

William K. Woodruff & Co. LLC Exemption Report

William K. Woodruff & Co. LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: limits its business activities exclusively to referring customers to a third-party broker-dealer under a Commission Sharing Agreement.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, William K. Woodruff, III, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.
Regards,

William K. Woodruff, III, President
Date of Report: January 24, 2024

William K Woodruff